Exhibit 99.1

ASX ANNOUNCEMENT

Update on TT-034 Hepatitis C Clinical Trial

A conference call and webcast on this announcement and the Interim Report will be held on Tuesday March 1 at 8:30am AEDT (Australian Eastern Daylight time) and simultaneously on Monday February 29 at 4.30pm EST (US Eastern Standard time)

Sydney Australia, 26 February 2016: Benitec Biopharma (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) announced today that it will wind-down its hepatitis C program and terminate it upon completion of patients in Cohort 4 in its Phase I/IIa clinical trial for TT-034.

Benitec’s Board made the decision to discontinue the hepatitis C program following a review of the commercial opportunities for TT-034. A number of effective therapies have become available for the treatment of hepatitis C since Benitec commenced its clinical trial in January 2014. In recent months, several competitors have made improvements in the efficacy, delivery and success rates of their product treatments while continuing to reduce pricing and treatment duration.

As a result of this increasing competitive landscape and the time required to get TT-034 to market, TT-034 has generated limited and diminishing partnering interest from pharmaceutical companies. The Board has today concluded that the hepatitis C program does not offer the commercial value necessary to attract a worthwhile partnership deal and, as a result, does not warrant additional expenditure or focus of company resources beyond completion of patients in Cohort 4.

Completing the work with patients in Cohort 4 can provide Benitec with valuable data that supports and validates the company’s ddRNAi technology platform and other pipeline programs. Benitec is committed to completing the collection of trial data and monitoring patients through the required long-term safety follow-up period. Final data supporting the primary and secondary endpoints of the study will be reported in CYQ4 2016 when the study is completed.

No significant financial obligation will arise from the discontinuance of the hepatitis C program.

Although the hepatitis C program is being discontinued, it is important to note that TT-034 has been shown to be safe and well tolerated, meeting the primary endpoint of the study and, as such, will assist in other programs.

Benitec’s Chief Scientific Officer Dr. David Suhy said, “The TT-034 hepatitis C program is a First-in-Man trial. The data presented to date shows that TT-034 transduces hepatic tissues, expresses the anti-HCV shRNA and has a favorable safety profile with no significant adverse events reported relating to the administration of the study drug. Considering the novel characteristics of the drug, administered in a manner that cannot be withdrawn, we are pleased with the validity that TT-034 has shown in this trial. It has provided solid proof of concept for our ddRNAi platform and our other pipeline programs, particularly our hepatitis B program.”

Benitec Biopharma Limited	| F6/ 1-15 Barr Street	| Balmain NSW 2041 Australia
ABN: 64068943662	| t: +61 (2) 9555 6986	| e: info@benitec.com	www.benitec.com

Benitec remains focused on advancing its other pipeline programs, including hepatitis B, age-related macular degeneration (AMD) and oculopharyngeal muscular dystrophy (OPMD). The company believes that each of these programs presents attractive commercial opportunities. In particular, the hepatitis B program is attracting considerable interest from pharmaceutical companies. Based on this interest and anticipated in vivo data, combined with a significant potential market opportunity, Benitec will now prioritise the hepatitis B program as its next candidate for clinical development.

Webcast Information and Conference Call:

The Company will host a live audio webcast and conference call on Tuesday, 1 March at 8:30am AEDT/ Monday, 29 February at 4.30pm EST, to provide an operational and financial update.

To access the live webcast please enter at http://services.choruscall.com/links/bntc160229 into your internet browser. Investors will be able to submit questions in writing via the webcast, to be addressed by Benitec’s management during the call. To access the conference call please use the dial in details below.

Conference ID: 418337

US dial in: +1 855 624 0077

Australia dial in: 1800 908 299 or 1800 455 963

All other locations dial: +61 2 9007 8048

Shareholders are encouraged to use the webcast link, as conference call lines are limited.

An archive of the webcast will remain available on Benitec’s website for 90 days beginning at approximately 5:30pm EST on 1 March 2016. For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Company	Investor relations	United States
Carl Stubbings Chief Business Officer Tel: +61 (2) 9555 6986 Email: cstubbings@benitec.com	Annabel Murphy Head of Investor Relations & Corporate Communications Tel: +61 (2) 9555 6986 Email: amurphy@benitec.com

PCG Advisory Group

Adam Holdsworth

Managing Director of Investor Relations

Tel: + 1 646-862-4607

Email: adamh@pcgadvisory.com

Sean Leous

Managing Director of Public Relations

Tel: +1 646-863-8998

Email: sleous@pcgadvisory.com

Benitec Biopharma Limited	| F6/ 1-15 Barr Street	| Balmain NSW 2041 Australia
ABN: 64068943662	| t: +61 (2) 9555 6986	| e: info@benitec.com	www.benitec.com

About Benitec Biopharma Limited:

Benitec Bio pharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with labs in Hayward, CA (USA) and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis C and B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Benitec has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialize our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that Benitec makes with US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited	| F6/ 1-15 Barr Street	| Balmain NSW 2041 Australia
ABN: 64068943662	| t: +61 (2) 9555 6986	| e: info@benitec.com	www.benitec.com